FINAL TRANSCRIPT

ORCL - Oracle Financial Analyst Day

Exhibit (a)(5)(clxxiv)

Conference Call Transcript

ORCL—Oracle at Goldman Sachs Software Retreat

Event Date/Time: Nov. 09. 2004 / 1:45PM ET

Event Duration: N/A

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FINAL TRANSCRIPT

ORCL - Oracle at Goldman Sachs Software Retreat

CORPORATE PARTICIPANTS

Harry You

Oracle - EVP &CFO

Rick Sherlund

Goldman Sachs

CONFERENCE CALL PARTICIPANTS

Audience question

Important Notice

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

[TRANSCRIPT HAS BEEN REDACTED TO REMOVE STATEMENTS UNRELATED TO ORACLE’S TENDER OFFER]

PRESENTATION

Rick Sherlund

Okay, I think we’re ready to get started. I’d like to welcome Harry You from Oracle, previously of Accenture. And Nancy, can you raise your hand? Nancy Lee. I think what we’ll do Harry is start off, you have a few slides I think, probably addressing PeopleSoft, so if you’d like to we can start with that, and then we’ll sit back down and have a conversation.

Harry You - Oracle - EVP &CFO

Okay. Rick, thanks very much for inviting us. This is not the standard fireside chat procedure, but as it so happens, we’ve been out on the road visiting primarily PeopleSoft shareholders since last Friday, and we’ll intend to do so through the expiration of the tender offer next Friday, the 19th. So what I want to do is share with you the slides that we’ve been going through with the PeopleSoft shareholders. Shortly after this meeting we’ll have these slides available on our website.

If you could take a look at-this is the normal Safe Harbor statement, as well as notice regarding our tender offer. And let me summarize in terms of our offer. And I sometimes wonder why things aren’t absolutely crystal clear here, but this has been a long arduous process, but at the request of the court we have responded with our best and final offer of $24 per share. It’s a fully financed, all cash offer, and it expires on midnight, November 19th. That $24 represents $9.2 billion of fully diluted value for PeopleSoft, and we urge the PeopleSoft stockholders to take action, and tender their shares. And I think it’s all sort of summarized at the end as Rick and I do some Q and A here. This is really an affirmation of corporate democracy and shareholders being able to express their view in a costless way relative to how they would desire to see things here. If we do not receive a majority of shares as of midnight on November 19th, and we will promptly report the results, we will withdraw our offer. And as was indicated in the press this morning, we will withdraw our lawsuit in Delaware relative to removing the poison pill. So as I mentioned at the outset, I think this is absolutely crystal clear, we have not had a situation in the long and arduous 17 months where we were able to give a clear offer without regulatory issues or contingencies. We’ve gotten through the Department of Justice antitrust suit as you all know, we’ve gotten clearance from the EU, and now I think it’s time for the PeopleSoft Board to respond on behalf of the PeopleSoft shareholders. And in particular, I think the PeopleSoft shareholders, we are urging to express their viewpoints, and the most effective way to express their viewpoint would be to tender their shares before midnight on the 19th.

In terms of our offer, and the alternative, I think everyone has to make their own decision, but clearly we are providing, as I’ll give

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FINAL TRANSCRIPT

ORCL - Oracle at Goldman Sachs Software Retreat

you some statistics, a very generous premium in terms of all the different metrics you might look at in terms of valuation. There’s no business execution risk, there’s no calculus in terms of how long the existing business plan if any, gets you to $24. $24 is a 60 percent premium from the closing price prior to the original offer, it’s above the 52 week high closing price-I think only one day, as you’ll see on the chart later, intraday, has the stock traded above $24. And it’s obviously as much art and science, but I think there is a lot of science when you look at the charts-the $24 is significantly above the unaffected historical trading multiples.

I think the alternative that I think PeopleSoft shareholders need to make their decision on is to take a view on how PeopleSoft standalone is positioned for the future, and clearly in some of the depositions as well as other testimony and documents, there has been an acknowledgement of the deteriorating revenues and earnings prospects. There also, and this certainly has made our valuation task and the Oracle shareholders side more challenging, there have been special deals and other one-time deals that have benefited the present at the expense of the future. The JD Edwards transaction, and we’ll walk through some of the numbers there later, has failed to deliver shareholder value and clearly there has been a more profound absence of guidance recently, and an inability to meet financial consensus estimates. And finally, I’ll just go through some of Rick’s brethren, and what they predict relative to what might happen, should we drop our tender offer if we do not receive the requisite 50 percent on midnight the 19th.

In terms of valuation, multiples, don’t forget, we’re offering $24, $9.2 billion of market cap, less $1.7 billion of cash and short term investments. I acknowledge obviously that some of that is trapped cash, but deducting all this from the market cap, that gives you $7.5 billion of (enterprise) value and looking at the First Call consensus estimates as of October 29th, relative to $0.67 per share for calendar year ‘04, at the 34-35.8 (ph) times multiple, relative to $0.77 for next calendar year, at the 31.2 times multiple. Relative to the 90 day trailing stock price average, it’s $24 is a 28.5 percent premium, and as I mentioned before, relative to the closing price when this whole saga began on June 5th of last year, it’s a 58.8 percent premium.

Now if you look at when antitrust said clearance was uncertain and so you can see on this chart that extends from roughly the end of February of this year, to September 9th, which was the date we received the favorable US District Court ruling, our $24 price is 56.6 (ph) percent premium to PeopleSoft standalone valuation level during that time period, which I think gives one benchmark relative to unaffected price. I think as we have met so far, with some PeopleSoft shareholders, there have been some question as to why the offer is not $24 versus $26, and I’ll show you a chart on how the consensus estimates changed as a result of a material shift in guidance change and expectations, but if you just look very simply relative to a forward, or next 12 month P/E multiple, at the $26 offer price relative to consensus, our offer represented a 27.9 times multiple, when we offered $21 it represented a 22.1 times multiple, and the current $24 represents a 31.8 times multiple. So we’ve expressed to the court that we are truly putting our best and final foot forward here, and you can see that relative to the valuation multiples. Also if you look at a 90 average stock price chart, it gives you $18.67 or a 28.5 percent premium, 180 day moving average stock price of PeopleSoft is $18.73, that’s a 28.1 percent premium that our $24 represents, yet another corroboration in our view that this is a full and fair offer.

I think standalone PeopleSoft shareholders have to make their own judgments, and I’ll run through these quickly. I think there are clearly a bunch of key executives that have left or been displaced, there’s been an acknowledgment that there’s been insufficient investment relative to maintaining competitive products. As I mentioned earlier, at least from our external due diligence view, the JD Edwards transaction has not created any shareholder value, in fact the consensus EPS estimate for this calendar year today is identical as to what the estimate was before the JD Edwards deal was announced, and we’ve tried to reconcile the paradox but we haven’t been able to in terms of hearing that synergies of the deal have been achieved, yet at the same time the financial results are not increasing in the aggregate. We have also factored in relative to how we look at valuation of the company, the fact that the pipeline has been capped, or exploited relative to one-time special deals, or golden disc all you can use software deals, and the maintenance situation has deteriorated since the company has sold some fixed price 5-10 year contracts at steep targets-steep discounts, excuse me. As I mentioned before, if you look at the track record of guidance, the guidance before the analyst meeting in September ‘03, was roughly in the $0.60 range. It then spiked up post the analyst meeting, or reiterations, or reaffirmations of guidance in March and April of this calendar year, but then on a future earnings call the original guidance was stated, that it could not be achieved. And so I wanted to give-and then we’ve also met with Oracle shareholders-the rationale for how we’ve come up with the $24 final offer here.

There’s been some commentary in terms of multiple and what’s appropriate and I think there has been a transition, clearly, as we got out of the dot com bubble, for those of you listening on webcast, I have a chart of historical PeopleSoft next 12 month multiples, and the long-term earnings growth rate, if you looked at the First Call consensus, and clearly 3-4 years ago the multiple was in the 40s but the long-term growth rate was in the 20s. Now the long-term growth rate is at 12.7 percent, and the multiple is correspondingly lower. But we have had some commentary from PeopleSoft shareholders in terms of why we’re not at historical multiple levels, but we feel in this current multiple environment, relative to weighted average stock prices, or looking at consensus estimates being at 31 times forward, is a full offer.

As I mentioned before, and I think this is something that is unknowable, unless 50 percent of the shares get tendered here, but I think some of Rick’s brethren has given different views in terms of where the stock might be if it were not for our tender offer.

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FINAL TRANSCRIPT

ORCL - Oracle at Goldman Sachs Software Retreat

There’s one fellow who-just to reiterate some of the numbers, one fellow has it at $16.50, another person has a range between $15-$19, there’s another leading analyst at $13-$14, and then finally there’s someone at $14-$16. And obviously this is hypothetical at this point, but if we do not receive 50 percent on the 19th, it could be-very well be more than an academic exercise here.

In terms of our acquisition rationale, we think the acquisition is important to us strategically, but not absolutely critical. It will help us be more competitive against Microsoft, IBM and SAP, we would like access to the PeopleSoft customer base and the annuity revenue stream from maintenance. We will accelerate the next generation release, as we indicated in our letter to the PeopleSoft Board. We’re committed to support of PeopleSoft customers for 10 years, as well as going through with release 9, and I believe as the CFO, that although this is a full offer, we can earn somewhat above our weighted average cost of capital, but symmetrically feel that the downside risk can be relatively muted on this transaction, because we will have a very decisive and well thought out integration strategy. And as I mentioned on the call about a week and half ago, we are targeting that excluding amortization, this transaction will be accretive to our operations by the end of the first year, and that our goal at this point, without having examined from the inside the PeopleSoft business and financials, our goal would be to get to be GAAP accretive on a run rate basis by the end of the second year.

I think I’d like to close here in terms of the slides that we’re presenting to PeopleSoft shareholders with a slide that was actually adapted from the discovery from the US antitrust proceedings, both from Microsoft documents and IBM documents, and I think it’s clear in the tech world that the strong are becoming stronger, and the weak are becoming weaker, and our long-time thesis that you needed to provide the one-stop shopping for your customers, we believe is more true than it’s ever been before, and we feel that we’re playing across the different horizontal layers of the spectrum here, and we would like the PeopleSoft acquisition to position us better in the application sector so that we can continue to go toe-to-toe with Microsoft, IBM and SAP.

That’s all-Rick and I will go back to the couch here and do some Q and A on this, but clearly if you want more information on our tender offer, a copy of today’s slides, and instructions on how to tender, those will be available on our website at www.oracle.com/peoplesoft and you can also ask questions and request assistance from our information agent, MacKenzie Partners at 800-322-2885. Thank you and let’s have some Q and A with Rick and I’ll be happy to take some further Q and A at the end.

Rick Sherlund

Have you heard from the PeopleSoft Board, and what is your sense, what happens if for instance, 50 percent is tendered but the Board rejected the offer.

Harry You - Oracle - EVP &CFO

Well, we have not heard back from them, Rick, they have an obligation to respond to our tender in 10 business days, so I can’t remember how the Veterans’ Day holiday counts, but we would hear from them I think no later than next Monday, which is 4 days before the expiration of our tender offer.

Rick Sherlund

And if they don’t accept it, but the shareholders tender greater than 50 percent, what’s the scenario then?

Harry You - Oracle - EVP &CFO

Well we asked the judge and the letter was described in some of the press commentary this morning, we asked Judge Strithe (ph) that our hearing be postponed to the 24th at 9 am, and we felt that the judge should have consideration of where the tally as of midnight on the 19th stands. Once again, if we’re under 50 percent we will drop our suit and withdraw our offer. If we’re over 50 percent and the PeopleSoft Board has not responded affirmatively, then clearly we’ll be waiting to see how the judge decides relative to the poison pill, and whether he might pull the pill.

Rick Sherlund

The presumption being he may be influenced by the shareholder-the tender.

Harry You - Oracle - EVP &CFO

I think it’s-I cannot presume what is in the judge’s mind, Rick, or what his overall sort of calculus and judgment is going to be but I think our lawyers feel, and I sort of truly feel as well as the rest of our senior management team that-and why it’s so important for people to vote their conscience, and if they desire to tender their shares, because I think that is an important datapoint relative to what the will of the shareholders is, and how they might view options that the PeopleSoft management team and Board might present, versus our $24 all cash offer.

Rick Sherlund

And if you don’t get this, what does it mean to Oracle? What do you do next?

Harry You - Oracle - EVP &CFO

I think we will move on. We have other acquisition areas that we have targeted, there’s some ongoing discussions we’ve had, clearly,

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ORCL - Oracle at Goldman Sachs Software Retreat

and I’ve reassured our shareholders, we do not have a long list of targets, nor do we have targets for following up that are of comparable size to PeopleSoft, but they also are strategically important targets for us to pursue.

[Redacted]

Audience question

If 51 percent of PeopleSoft shares are tendered by the deadline, will we nominate a slate of directors and initiate a proxy contest?

Harry You - Oracle - EVP &CFO

Well, we haven’t gotten to that step yet. I just think really if you’re a PeopleSoft shareholder, you just need to focus on tendering your shares by midnight on the 19th, it’s costless from the shareholder’s standpoint, because the tally is made at midnight, as I mentioned before, we’ll report promptly where it stands, and then the next gating item after that will be on the 24th speaking to the judge and we’ll take it from there relative to what our next actions might be. We’ve clearly been very committed to this deal during the 17-month process, but once again, if we don’t receive 50 percent we’ll withdraw our offer and withdraw the suit. You had a follow-up question?

Audience question

Just one quick follow-up. PeopleSoft seem to disagree with the characterization of the rationale behind the increased bid, i.e. stemming from a request by the judge. I’m just wondering what the source of that disagreement might be.

Harry You - Oracle - EVP &CFO

I cannot fathom why there would be disagreement. They were present during the conversation with the judge, and the judge indicated that it was not a private conversation. So, some people have asked in a different way, the question you’ve asked, whether there was any ex-post reaction by the judge, and there was none because this was something that both parties were present at. So I really think once again, I’m sorry to sound repetitive, but this is really an exercise in your rights in our corporate democracy. I mean you-if you’re a PeopleSoft shareholder, just need to vote here so that the Board and potentially the judge can weigh how they think things stand here, because there has been a very tortuous fact pattern here relative to the full truth and facts coming out, and relative to PeopleSoft shareholders expressing their view. And I think we’ve at least finally gotten to the point on the Oracle side where we can give an offer that’s our best and final foot forward that once again isn’t encumbered by contingencies. I mean, we’ve had to expend a lot of legal time and effort to get to a point where we could offer to a PeopleSoft shareholder an offer that didn’t have a significant or major contingency. And clearly we balanced and as I mentioned, in addition to going around to PeopleSoft shareholders, we’ve gone to Oracle shareholders to reassure them that while this is a full offer, we still think we can earn an adequate return, at the same time we’re cautious that there’s not going to be a supranormal return as we have really complied with the request we received to put forward a best, full, fair, final offer.

Rick Sherlund

And the nodes on the decision tree would be if you get more than 50 percent, see what the judge does-does he pull the pill, or doesn’t. If he pulls the pill, then it’s-you already have 50 percent.

Harry You - Oracle - EVP &CFO

Then you know, Rick, in that scenario the deal could close relatively rapidly here, before the end of the calendar year.

Rick Sherlund

And if he doesn’t pull then there’s a slate of directors or (seven) that up for election at that time.

Harry You - Oracle - EVP &CFO

Correct. (multiple voices). And we have not made a decision yet. At that point I think we’re focusing our efforts, as you can imagine, I think all of us feel a little bit like the vote canvassers that were going around last week for the presidential election, we’re trying to get everyone to vote here and express their view. Because I think, our seeing that, the judge seeing that, and the PeopleSoft Board seeing that, is going to be very enlightening to all parties here.

Rick Sherlund

Kind of like a straw pole over what the shareholders feel.

Harry You - Oracle - EVP &CFO

Yes. Well, and it’s more than a straw pole, because if either the Board of PeopleSoft or the judge removes the pill, then we’re committed to carrying forth the $24.

Audience question

(indiscernible)

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FINAL TRANSCRIPT

ORCL - Oracle at Goldman Sachs Software Retreat

Harry You - Oracle - EVP &CFO

Well on your second question I think we’re fully committed to support the PeopleSoft customers, and to do our best to make sure that there isn’t a liability. At the same point it would be imprudent for us to ignore the possibilities, and really in this case, the best defense is a good offense. Relative to the cost savings as we’ve described in the past, there are significant cost savings, whether it be in G&A and marketing, in the sales area, we’re going to want the best PeopleSoft sales people who have relationships with customers and knowledge of industry processes, and we’ll want the best of their developer group to carry through with PeopleSoft 9, but to also help us go forward with one integrated platform after that, because that they do have many outstanding developers.

Audience question

(indiscernible)

Harry You - Oracle - EVP &CFO

We’ve done quantification and as I mentioned in the call we had last week, if the deal closes right afterwards I’ll give people a full sort of quarter-by-quarter breakdown, and sources, and other litmus tests indicators so you can tell whether this turned out to be a good deal, or mediocre deal if you’re an Oracle shareholder. But I think at this point it’s premature.

Audience question

(indiscernible)

Harry You - Oracle - EVP &CFO

Well, it’s hard to exactly quantify. The question is whether our Apps business has been hampered by all the activities that PeopleSoft has catalyzed. And I think the seminal couple of moments for us so far, clearly the uncertainty from last June until the resolution of the Department of Justice lawsuit was a palpable. Our business, as we talk to our sales people in the application business has materially improved just because of customer clarity, post the Department of Justice lawsuit, because I think customers feel that it’s very clear that Oracle Applications is going to be more than viable. I think a third seminal moment that will be positive as you indicated, is with resolution here on the potential acquisition of PeopleSoft, one way or the other, it will have a positive effect. We’d rather combine the businesses and increase our economies of scale and scope, but I think clearly not having a competitor out there who is taking shorter term actions, is going to improve the overall industry landscape in the Apps business.

Audience question

A hypothetical question, because you’ve presented a hypothetical scenario on November 19th, should you walk away from PeopleSoft, it’s not just the consequences for PeopleSoft, but also consequences for Oracle’s Applications business. My question is, are you fully committed to addressing the Application business, is this number one priority for Oracle, or you feel like you will move to other areas where you feel you can go after, while walking away from this deal.

Harry You - Oracle - EVP &CFO

Our Application business, the question for those of you who may not have heard it is, if the PeopleSoft deal doesn’t go through, are we committed to our Applications business, and the answer is absolutely-it is improving as we speak. We will figure out a way to make sure that we can continue to improve our Applications business because of its overall strategic importance to how Larry and the Board feel that our company needs to address the technology environment for the next 5-10 years.

Audience question

But do you feel it’s the number one priority for you in terms of addressing a market that’s not been well addressed for the past few years?

Harry You - Oracle - EVP &CFO

Well, we have several priorities, I would say though that-and why I’ve mentioned it to our shareholders who have asked, what happens sort of, with or without PeopleSoft, PeopleSoft does help us relative to future technology bets that Larry is envisioning, but it’s not absolutely critical, we feel we can get there without PeopleSoft and we will, as I mentioned before, pursue other acquisitions and other sort of organic investment opportunities to get to where we want to, and ultimately it’s listed in the $24 price, is we had to make a judgment relative to all the strategic benefit versus the financial cost relative to what the benefits and costs might be of other paths to get to where we want to get to in the next 5-10 years, and that all crystallizes once again with this final offer $24. So if it doesn’t happen, I am fully confident that there are equally good if not superior financial investment opportunities as well as the opportunity to accelerate repurchasing stock, and in the end I think we found the point of indifference at $24. So that’s why if we don’t receive 50 percent we’re comfortable walking away.

Rick Sherlund

Okay, we’re about half way through the 16 minute break. Financec (ph) and Informatica begins at 2:45. Harry thanks so much.

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FINAL TRANSCRIPT

ORCL - Oracle at Goldman Sachs Software Retreat

Harry You - Oracle - EVP &CFO

Rick, thanks for doing this and allowing us to do a more non-traditional presentation here. Thanks everyone.

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